UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BW LPG Limited
(Name of Issuer)

Ordinary shares, no par value per share
(Title of Class of Securities)

Y10230103
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y10230103	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON BW Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 48,407,126
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 48,407,126
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,407,126
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.25%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. Y10230103	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

BW LPG Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o BW LPG Holding Pte Ltd, 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438

Item 2(a).	Name of Person Filing:

BW Group Limited (“BWG”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM1189, Hamilton, Pembroke, HM EX, Bermuda

Item 2(c).	Citizenship:

Bermuda

Item 2(d).	Title of Class of Securities:

Ordinary shares, no par value per share

Item 2(e).	CUSIP Number:

Y10230103. On July 1, 2024, the Issuer completed its discontinuance from Bermuda and continuance to Singapore, pursuant to which, as of July 5, 2024, its common shares, par value US$0.01 per share (CUSIP: G17384101), became ordinary shares, no par value (CUSIP: Y10230103).

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See row 9 of the cover page.

(b)	Percent of class: See row 11 of the cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: See row 5 of the cover page.

(ii) Shared power to vote or direct the vote: See row 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page.

(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page.

Percent of class is based on (i) the number of shares held by BWG as of September 30, 2024 and (ii) the number common shares outstanding as of November 1, 2024 (141,350,000 shares) as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 1, 2024.

CUSIP No. Y10230103	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. Y10230103	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BW GROUP LIMITED

November 13, 2024	By:	/s/ Nicholas John Oxleigh Fell
	Name:	Nicholas John Oxleigh Fell
	Title:	Authorized Signatory